Exhibit 99.1

Central GoldTrust

Friday April 26, 2013

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE MKT – GTU (U.S.$)) has today released selected financial information in U.S. dollars relating to net assets and financial results for the three months ended March 31, 2013.

CENTRAL GOLDTRUST

STATEMENTS OF NET ASSETS

(expressed in U.S. dollars, unaudited)

	March 31,	December 31,
	2013	2012
Net assets:
Gold bullion at market	$1,126,210,059	1,172,540,928
Cash and short-term deposits	16,415,811	17,570,380
Prepaid expenses and other	201,793	114,559
	1,142,827,663	1,190,225,867
Accrued liabilities	(590,508)	(651,608)
Net assets representing Unitholders’ equity	$1,142,237,155	1,189,574,259

Represented by:
Capital
Units issued: 19,299,000	$744,870,733	744,870,733
Retained earnings
inclusive of unrealized appreciation of holdings	397,366,422	444,703,526
	$1,142,237,155	1,189,574,259

Net asset value per Unit	$59.19	61.64

Exchange rate: U.S. $1.00 = Cdn.	$1.0156	0.9949

Net asset value per Unit
expressed in Canadian dollars	$60.11	61.32

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets decreased by $47.3 million or 4.0% during the three months ended March 31, 2013. This decrease was attributable to the 4.0% decrease in the price of gold during the period.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3	Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196
Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2	Website: www.gold-trust.com E-mail: info@gold-trust.com

CENTRAL GOLDTRUST

STATEMENTS OF INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended March 31,
	2013	2012
Income (loss):
Interest	$11,289	16,047
Change in unrealized appreciation
of holdings	(46,346,713)	62,022,655
Total income (loss)	(46,335,424)	62,038,702
Expenses:
Administration fees	553,378	587,419
Safekeeping fees and bank charges	314,539	293,261
Trustees’ fees and expenses	47,624	35,265
Auditors’ fees	26,250	33,501
Regulatory filing fees	19,484	17,561
Stock exchange fees	14,002	14,831
Unitholder information	12,764	14,497
Legal fees	7,587	20,893
Registrar and transfer agent fees	5,998	6,072
Miscellaneous	54	58
Total expenses	1,001,680	1,023,358
Net income (loss) inclusive of the change in
unrealized appreciation of holdings	$(47,337,104)	61,015,344

Net income (loss) per Unit	$(2.45)	3.16

The net loss inclusive of the change in unrealized appreciation of holdings for the three months ended March 31, 2013 was $47.3 million ($2.45 per Unit) compared to net income of $61.0 million ($3.16 per Unit) for the comparative period in 2012. Virtually all of the reported net income (loss) for each of these three month periods represents the change in unrealized appreciation of gold holdings, which is not distributable income. Interest income currently forms a nominal portion of the Trust’s income. Certain expenses, such as administration fees and safekeeping fees, have varied in proportion to net asset levels. Administration fees, which are scaled and calculated monthly based on the net assets at each month-end, decreased during the three month period ended March 31, 2013 as compared to the same period in 2012. The decrease in administration fees was a direct result of the lower level of average net assets under administration during the period.

Expenses as a percentage of the average of the month-end net assets (the “expense ratio”) were 0.09% for the three month period ended March 31, 2013 compared to 0.08% for the three month period ended March 31, 2012. For the twelve month periods ended March 31, 2013 and March 31, 2012 the expense ratio remained unchanged at 0.34%.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At March 31, 2013, the Units of Central GoldTrust were 98.6% invested in unencumbered, allocated, segregated gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE MKT.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).